SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                               Amendment No. 2 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   TREEV, INC.

             -------------------------------------------------------

                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share

             -------------------------------------------------------
                         (Title of Class of Securities)

                                    894692300
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                                 (CUSIP Number)

                                   Ulrich Thol
                            CE Computer Equipment AG
                             Herforder Strasse 155A
                            33609 Bielefeld, Germany
                           Telephone: +49-521-9318-01
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               W. Jeffrey Lawrence
                               Shearman & Sterling
                                 9 Appold Street
                                 Broadgate West
                                 London EC2A 2AP
                                 United Kingdom
                           Telephone: +44 207 655 5000

                                 March 22, 2000
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             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-(g), check the following box |_|.




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Introductory Statement

                   This Amendment No. 2 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto (the "Statement"), relating to the beneficial ownership by CE Computer Equipment Aktiengesellschaft, a German corporation, of Issuer Common Stock. All capitalized terms not otherwise defined herein are used herein as defined in the Statement.

Item 4.   Purpose of Transaction.
          ----------------------

Item 4 is hereby amended and supplemented by deleting the sixth and seventh paragraphs thereof and replacing them with the following three new paragraphs:

                   On March 22, 2000, the Reporting Person executed a Letter Waiver, dated March 22, 2000, in favor of the Issuer (the "Letter Waiver"), waiving compliance with the closing condition contained in Section 7.02(g) of the Merger Agreement. According to the Letter Waiver, the Merger Agreement, except to the extent of the waiver specifically provided for in the Letter Waiver, is and will continue to be in full force and effect.

                   Except as set forth in this Statement, the Merger Agreement, the Voting Agreement, the Irrevocable Proxies and the Letter Waiver, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals named in Schedule I hereto has formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of the Issuer's securities becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

                   The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Irrevocable Proxies and the Letter Waiver do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 13, respectively, and which are incorporated herein by reference in their entirety.





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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

The first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

                   Except as provided in this Statement, the Merger Agreement, the Voting Agreement, the Irrevocable Proxies and the Letter Waiver, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

Item 7 is hereby amended and supplemented as follows:

                   13. Letter Waiver, dated March 22, 2000, executed by CE Computer Equipment AG in favor of TREEV, Inc.





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                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 24, 2000                               CE Computer Equipment AG

                                             By:  /s/ Thomas Wenzke
                                                  -----------------------------
                                                  Name: Thomas Wenzke
                                                  Title: Member of the Board of
                                                           Management





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                                  EXHIBIT INDEX

Exhibit No.                Description                               Page No.
-----------                -----------                                --------
   13             Letter Waiver, dated March 22, 2000, executed          6
                  by CE Computer Equipment AG in favor of
                  TREEV, Inc.